Exhibit 1

For Immediate Release

BioLineRx Reports Third Quarter 2025 Financial Results and Provides Corporate Update

- Establishes joint venture with Hemispherian AS to advance GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other cancers -

- Phase 1/2a clinical trial of GLIX1 expected to commence in Q1 2026 -

- Management to host conference call today, November 24th, at 8:30 am EST -

TEL AVIV, Israel, November 24, 2025 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a development stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today reported its unaudited financial results for the quarter ended September 30, 2025, and provided a corporate update.

“The clear highlight of the third quarter was our announcement in September that we established a joint venture with Hemispherian, expanding our development pipeline into additional high-need cancer indications, leading with glioblastoma, in addition to our ongoing PDAC program,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “Hemispherian’s lead asset, GLIX1, is a versatile molecule with a novel mechanism of action that targets the DNA repair mechanism in cancer cells and has demonstrated compelling efficacy in numerous pre-clinical models. Importantly, the development path is straightforward and efficient, and we are eager to initiate a Phase 1/2a first-in-human study in the first quarter of next year while also advancing pre-clinical activities in support of future potential trials of GLIX1 in other cancers.”

“At the same time, the ongoing CheMo4METPANC Phase 2b clinical trial of motixafortide in metastatic pancreatic cancer, which is being led by Columbia University and supported by both Regeneron and BioLineRx, continues to progress, giving us a second opportunity to leverage our drug development expertise to bring true innovation to patients with difficult-to-treat cancers,” Mr. Serlin concluded.

Corporate Updates

•	Announced formation of a joint venture to advance privately held Hemispherian’s small molecule cancer therapeutic, GLIX1

o
GLIX1, a Phase 1-ready candidate that is being developed as a potential treatment for glioblastoma, estimated to be a greater than $3.7 billion global addressable market by 2030 that has seen little innovation since the current standard of care was developed in 2005. The compound is also expected to be evaluated in other cancers, with preclinical work beginning in 2026.

•
Announced that it has received Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) for a key patent covering GLIX1 for cancers in which cytidine deaminase (CDA) is not over-expressed beyond a specific threshold, estimated to be 90% of all cancers.

o	Patent preserves BioLineRx’s ability to evaluate GLIX1 in other cancers beyond glioblastoma, including both hematological and solid tumor cancer types.

o	Patent further broadens and strengthens GLIX1’s patent protection until 2040, with a possible patent-term extension of up to five years.

Financial Updates

•	With $25.2 million on its balance sheet as of September 30, 2025, BioLineRx is maintaining its cash runway guidance into the first half of 2027.

Clinical Updates
GLIX1

•	Continued to advance preparations for initiation of a Phase 1/2a clinical trial of GLIX1 in recurrent and newly diagnosed glioblastoma in the first quarter of 2026.

o
World leading investigators in the field of glioblastoma, Dr. Roger Stupp and Dr. Ditte Primdahl of the Malnati Brain Tumor Institute of the Lurie Comprehensive Cancer Center at Northwestern University, will serve as principal investigators for the study.

o	The Phase 1 part of the trial aims to establish a maximum tolerated dose (MTD) and/or a recommended dose based on safety, PK/PD and preliminary efficacy.

o
The Phase 2a expansion part of the trial is planned to include three population cohorts: (1) GLIX1 as monotherapy in recurrent GBM, (2) GLIX1 on top of standard of care in newly diagnosed GBM patients (likely a “window of opportunity” study, with biopsies before and after treatment for PD assessment), and (3) GLIX1 in combination with PARP inhibitors in other solid tumors.

•	Pre-clinical activities in support of potential clinical trials of GLIX1 in additional cancers are ongoing.

Motixafortide
Pancreatic Ductal Adenocarcinoma (mPDAC)

•
Enrollment continues in the CheMo4METPANC Phase 2b clinical trial, which is being led by Columbia University, and supported by both Regeneron and BioLineRx. The CheMo4METPANC trial is evaluating motixafortide in combination with the PD-1 inhibitor cemiplimab and standard chemotherapy (gemcitabine and nab-paclitaxel).

•	A prespecified interim analysis is planned when 40% of progression-free survival (PFS) events are observed.

Sickle Cell Disease (SCD) & Gene Therapy

•
Announced that a poster featuring final results from a Phase 1 clinical trial (NCT05618301) evaluating motixafortide as monotherapy and in combination with natalizumab for CD34+ hematopoietic stem cell (HSC) mobilization for gene therapies in sickle cell disease (SCD) was accepted for presentation at the 67th American Society of Hematology (ASH) Annual Meeting & Exposition taking place December 6-9, 2025, in Orlando, FL.

o
The 10-subject proof-of-concept study, which was conducted in collaboration with Washington University School of Medicine, demonstrated that motixafortide alone, and in combination with natalizumab, were found to be safe and well- tolerated. Common adverse events were transient and included Grade 1-2 injection site and systemic reactions. No Grade 4 adverse events, dose limiting toxicities or complicated vaso-occlusive events occurred.  Motixafortide alone, and in combination with natalizumab resulted in robust CD34+ HSC mobilization.

o
Motixafortide alone mobilized a median of 189 CD34+ cells/μl (range 77-690) to the peripheral blood (PB), with a median yield of 4.22x10[6] CD34+ cells/kg following a single blood volume collection, projecting the collection of 16.9x10[6] cells/kg in a four-blood-volume apheresis collection session. Motixafortide in combination with natalizumab mobilized a median of 312 CD34+ cells/μl (range 117-447) to the PB, with a median yield of 4.89x10[6] CD34+ cells/kg following a single blood volume collection, projecting the collection of 19.6x10[6] CD34+ cells/kg in a four-blood-volume apheresis collection session. The collection yields of motixafortide alone and in combination with natalizumab are encouraging given that hematopoietic stem cell-based gene therapy for sickle cell disease requires sufficient HSCs (16.5-20x10[6] CD34+ cells/kg) to generate a product.

o
In two subjects with prior plerixafor mobilization, motixafortide alone, and in combination with natalizumab, led to 2.7-2.8 fold higher CD34+ cells/μl mobilization to PB and 2.8-3.2 fold higher CD34+ cells/kg collection yield, respectively, than plerixafor.

•
A second SCD study, sponsored by St. Jude Children's Research Hospital, continues to enroll patients. The study is a multi-center Phase 1 clinical trial evaluating motixafortide for the mobilization of CD34+ HSCs used in the development of gene therapies for patients with SCD.

APHEXDA Performance Update

•	APHEXDA generated sales of $2.4 million in the third quarter of 2025, providing royalty revenue to the Company of $0.4 million.

Financial Results for the Quarter Ended September 30, 2025

•
Total revenues for the third quarter of 2025 were $0.4 million, reflecting the royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. Total revenues in 2025 are not comparable to the same period in 2024, which included a portion of the upfront payment from Gloria Biosciences ($3.2 million) as well as direct commercial sales by BioLineRx ($1.7 million) prior to the Ayrmid transaction in November 2024.

•
Cost of revenues for the third quarter of 2025 was immaterial, compared to cost of revenues of $0.8 million for the third quarter of 2024. The cost of revenues in 2025 reflects sub-license fees on royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. The cost of revenues in 2024 primarily reflects amortization of intangible assets, royalties on net product sales of APHEXDA in the U.S. and cost of goods sold on product sales.

•
Research and development expenses for the third quarter of 2025 were $1.7 million, a decrease of $0.8 million, or 33.0%, compared to $2.6 million for the third quarter of 2024. The decrease resulted primarily from lower expenses related to motixafortide due to the out-licensing of U.S. rights to Ayrmid, as well as a decrease in payroll and share-based compensation, primarily due to a decrease in headcount.

•
There were no sales and marketing expenses for the third quarter of 2025, compared to $5.5 million for the third quarter of 2024. The decrease resulted primarily from the shutdown of U.S. commercial operations in the fourth quarter of 2024 following the Ayrmid out-licensing transaction.

•
General and administrative expenses for the third quarter of 2025 were $0.8 million, a decrease of $0.6 million, or 40.2%, compared to $1.4 million for the third quarter of 2024. The decrease resulted primarily from lower payroll and share-based compensation, primarily due to a decrease in headcount, as well as small decreases in a number of general and administrative expenses.

•
Non-operating income (expenses) for the third quarters of 2025 and 2024 primarily relate to fair-value adjustments of warrant liabilities on the Company’s balance sheet, as a result of changes in its share price, offset by warrant offering expenses.

•
Net financial income for the third quarter of 2025 was $0.1 million, compared to net financial expenses of $1.2 million for the third quarter of 2024. Net financial income (expenses) for both periods primarily relate to loan interest paid, partially offset by investment income earned on bank deposits and gains on foreign currency (primarily NIS) cash balances due to the strengthening of the NIS against the US dollar during the period. The significant decrease in financial expenses in the 2025 period results from a substantial paydown of the BlackRock loan balance in November 2024, following the transaction with Ayrmid.

•	Net loss for the third quarter of 2025 was $1.0 million, compared to net loss of $5.8 million for the third quarter of 2024.

•	As of September 30, 2025, the Company had cash, cash equivalents, and short-term bank deposits of $25.2 million, sufficient to fund operations, as currently planned, into the first half of 2027.

Conference Call and Webcast Information
To access the conference call, please dial +1-888-281-1167 from the U.S. or +972-3-918-0685 internationally. A live webcast and a replay of the call can be accessed through the event page on the Company's website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. The call replay will be available approximately two hours after completion of the live conference call. A dial-in replay of the call will be available until November 26, 2025; please dial +1-888-295-2634 from the US or +972-3-925-5904 internationally.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in metastatic pancreatic cancer (PDAC) and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

In addition, BioLineRx has established a joint venture with Hemispherian AS to develop GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors, for which a Phase 1/2a clinical trial is planned to be initiated in the first quarter of 2026.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on X and LinkedIn.

Forward Looking Statement
Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the commercial potential of motixafortide, expectations with regard to clinical trials of motixafortide and GLIX1, the expected cash runway, and BioLineRx's business strategy. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials, and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials, whether the clinical trial results for APHEXDA will be predictive of real-world results; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors; BioLineRx's ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx's collaborators to execute on their development and commercialization plans; BioLineRx's ability to integrate new therapeutic candidates and new personnel as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; BioLineRx's ability to maintain the listing of its ADSs on Nasdaq; and statements as to the impact of the political and security situation in Israel on BioLineRx's business, which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2025. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
Irina Koffler
LifeSci Advisors, LLC
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2024	2025
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,436	7,914
Short-term bank deposits	9,126	17,298
Trade receivables	2,476	-
Prepaid expenses	443	432
Other receivables	1,478	699
Inventory	3,145	2,181
Total current assets	27,104	28,524

NON-CURRENT ASSETS
Property and equipment, net	386	168
Right-of-use assets, net	967	724
Intangible assets, net	10,449	10,388
Total non-current assets	11,802	11,280
Total assets	38,906	39,804

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	5,583	3,537
Other	3,131	2,127
Current maturities of lease liabilities	522	297
Warrants	1,691	3,229
Total current liabilities	15,406	13,669

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	8,958	5,599
Lease liabilities	1,081	1,003
Total non-current liabilities	10,039	6,602
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,445	20,271

EQUITY
Ordinary shares	38,097	73,428
Share premium	353,693	327,257
Warrants	5,367	3,686
Capital reserve	17,547	16,195
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(399,827)	(399,617)
Total equity	13,461	19,533
Total liabilities and equity	38,906	39,804

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	in USD thousands		in USD thousands
REVENUES:
License revenues	3,221	427	12,702	986
Product sales, net	1,722	-	4,489	-
Total revenues	4,943	427	17,191	986
COST OF REVENUES	(822)	(84)	(3,174)	(190)
GROSS PROFIT	4,121	343	14,017	796
RESEARCH AND DEVELOPMENT EXPENSES	(2,565)	(1,719)	(7,284)	(5,668)
SALES AND MARKETING EXPENSES	(5,553)	-	(18,310)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(1,390)	(831)	(4,405)	(2,029)
OPERATING LOSS	(5,387)	(2,207)	(15,982)	(6,901)
NON-OPERATING INCOME (EXPENSES), NET	756	1,157	13,053	6,950
FINANCIAL INCOME	434	377	1,534	1,161
FINANCIAL EXPENSES	(1,625)	(304)	(4,639)	(1,000)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(5,822)	(977)	(6,034)	210

	in USD		in USD
EARNINGS (LOSS) PER ORDINARY SHARE - BASIC AND DILUTED	(0.00)	(0.00)	(0.01)	0.00

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED EARNINGS )LOSS( PER ORDINARY SHARE	1,199,485,845	2,607,025,540	1,161,448,634	2,399,573,101

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2024	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2024:
Issuance of share capital, net	3,056	(3,056)	-	-	-	-	-
Employee stock options exercised	19	56	-	(48)	-	-	27
Employee stock options expired	-	523	-	(523)	-	-	-
Share-based compensation	-	-	-	1,289	-	-	1,289
Comprehensive loss for the period	-	-	-	-	-	(6,034)	(6,034)
BALANCE AT SEPTEMBER 30, 2024	34,430	353,005	1,408	17,718	(1,416)	(396,640)	8,505

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2025	38,097	353,693	5,367	17,547	(1,416)	(399,827)	13,461
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	27,273	(22,260)	501	-	-	-	5,514
Pre-funded warrants exercised	8,058	(5,876)	(2,182)	-	-	-	-
Employee stock options expired	-	1,700	-	(1,700)	-	-	-
Share-based compensation	-	-	-	348	-	-	348
Comprehensive income for the period	-	-	-	-	-	210	210
BALANCE AT SEPTEMBER 30, 2025	73,428	327,257	3,686	16,195	(1,416)	(399,617)	19,533

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2024	2025
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	(6,034)	210
Adjustments required to reflect net cash used in operating activities (see appendix below)	(29,229)	(5,084)
Net cash used in operating activities	(35,263)	(4,874)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(26,350)	(29,027)
Maturities of short-term deposits	44,626	20,819
Purchase of property and equipment	(59)	-
Net cash provided by (used in) investing activities	18,217	(8,208)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	5,358	13,894
Employee stock options exercised	27	-
Net proceeds from loan	19,223	-
Repayments of loan	(2,461)	(3,359)
Repayments of lease liabilities	(380)	(399)
Net cash provided by financing activities	21,767	10,136

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,721	(2,946)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	4,255	10,436
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(140)	424
CASH AND CASH EQUIVALENTS - END OF PERIOD	8,836	7,914

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2024	2025
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	2,213	460
Exchange differences on cash and cash equivalents	140	(424)
Fair value adjustments of warrants	(13,567)	(7,544)
Share-based compensation	1,289	348
Interest on short-term deposits	126	36
Interest on loan	1,269	-
Exchange differences on lease liabilities	67	158
Warrant issuance costs	642	702
	(7,821)	(6,264)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(3,253)	2,476
Decrease in prepaid expenses and other receivables	357	790
Decrease (increase) in inventory	(1,591)	964
Decrease in accounts payable and accruals	(6,219)	(3,050)
Decrease in contract liabilities	(10,702)	-
	(21,408)	1,180
	(29,229)	(5,084)

Supplemental information on interest received in cash	1,644	874

Supplemental information on interest paid in cash	1,586	1,126

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	305	62